SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            ____________________

                                SCHEDULE 13D

                              (Amendment No. 2)

                  Under the Securities Exchange Act of 1934


                  Medical Technology and Innovations, Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                 5846 2M100
                               (CUSIP Number)

                             Richard J. Emmerich
                       Global Capital Management, Inc.
                             601 Carlson Parkway
                                  Suite 200
                         Minnetonka, Minnesota 55305
                               (612) 476-7200
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              November 26, 1997
           (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                       (continued on following pages)

   CUSIP No. 5846 2M100               Schedule 13D (Amendment No. 2)

        1) Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
             Global Capital Management, Inc./FEIN 41-1625323

        2)   Check the Appropriate Box if a Member of a Group
             (a) [  ]
             (b) [  ]

        3)   SEC Use Only


        4)   Source of Funds
                  WC

        5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]

        6)   Citizenship or Place of Organization
                  Delaware

        Number of Shares Beneficially Owned by Each Reporting Person with:

        (7)  Sole Voting Power
                  535,367 (See Item 5)

        (8)  Shared Voting Power
                  0

        (9)  Sole Dispositive Power
                  535,367 (See Item 5)

        (10) Shared Dispositive Power
                  0

        11) Aggregate Amount Beneficially Owned by Each Reporting Person 535,367 (See Item 5)

        12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

        13)  Percent of Class Represented by Amount in Row (11)
                  3.3% (See Item 5)

        14)  Type of Reporting Person
                  CO




                              Page 2 of 4 Pages

                                SCHEDULE 13D
                               AMENDMENT NO. 2


             This Amendment No. 2 is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. This Amendment No. 2 amends and supplements the Statement on Schedule 13D, as amended by Amendment No. 1 thereto (the "Schedule 13D"), relating to the common stock, no par value ("Common Stock"), of Medical Technology and Innovations, Inc., a Florida corporation (the "Issuer"), previously filed by Global Capital Management, Inc., a Delaware corporation ("Global"). Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 13D.

   ITEM 4.  PURPOSE OF TRANSACTION.

        Item 4 is amended by adding the following:

        The agreement in principle between Global Bermuda and Faisal Finance (Switzerland) SA described in Amendment No. 1 to the Schedule 13D was not implemented.

        Global Bermuda elected not to require compliance with its Conversion Notice and the Issuer redeemed the 45 shares of Series A Preferred Stock held by Global Bermuda at $3,800 per share. In connection therewith, the Issuer agreed to reduce the exercise price of the Warrant to $1.00 per share, and Global Bermuda and the Issuer executed mutual releases. Global Bermuda received payment of the redemption price on November 26, 1997.

   ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Items 5(a) and 5(c) are hereby amended to read as follows:

        (a) As of the date of this Amendment No. 2, Global Capital Management is the beneficial owner of an aggregate of 535,367 shares of Common Stock, consisting of the 260,138 shares of Common Stock held by Global Bermuda and the 275,229 shares of Common Stock underlying the Warrant. The Issuer's Form 10-QSB for the quarter ended March 31, 1997 (which appears to be the Issuer's most recently available filing with the Securities and Exchange Commission) stated that as of that date there were 15,826,000 shares of Common Stock outstanding. Based on that number of shares and treating the shares of Common Stock underlying the Warrant as also being outstanding, Global Capital Management would be deemed to be the beneficial owner of 3.3% of the Issuer's outstanding Common Stock.




                              Page 3 of 4 Pages

        (c) No transactions in Common Stock were effected by Global Capital Management during the sixty (60) days prior to the date of this Amendment.

        Item 5 is amended by adding a subsection (e) as follows:

        (e) Global Capital Management ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock on November 26, 1997.


                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date: December 2, 1997        GLOBAL CAPITAL MANAGEMENT, INC.



                                 By:   /s/ John D. Brandenborg
                                    -------------------------------
                                 Name:   John D. Brandenborg
                                 Title:  Vice-President




























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